EXHIBIT 99.5

March 13, 2025

CONSENT OF WES CARSON

United States Securities and Exchange Commission

I, Wes Carson, P.Eng., Vice President, Mining Operations, Wheaton Precious Metals Corp. (the “Company”), hereby consent to being named as having approved the disclosure of the scientific and technical information relating to production figures contained in the news release of the Company dated March 13, 2025 (the “News Release”), which have been incorporated by reference into the Company’s Registration Statement on Form F-10 (File No. 333-271239). I hereby confirm that I have read the News Release and have no reason to believe that there are any misrepresentations in the information contained therein that is within my knowledge as a result of the services performed by me in connection with my approval of the disclosure of the scientific and technical information contained in the News Release.

[Signature Appears on Following Page]

Yours truly,

/s/ Wes Carson
Wes Carson, P.Eng.
Vice President, Mining Operations
Wheaton Precious Metals Corp.

[Signature Page to Consent]